EXHIBIT 11.1

META Group, Inc.

EXHIBIT TO QUARTERLY REPORT ON FORM 10-Q

Computation of Net Income Per Common Share

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002

Net income (loss)	$(1,517,000)	$169,000	$(1,406,000)	$(23,390,000)

Average number of common shares outstanding during the period	13,272,090	13,024,112	13,257,531	13,023,664
Add common share equivalents — options to purchase common shares and contingent shares	—	129,320	—
Total	13,272,090	13,153,432	13,257,531	13,023,664

Amounts per basic common share:
Net income (loss)	$(0.11)	$0.01	$(0.11)	$(1.80)

Amounts per diluted common share:
Net income (loss)	$(0.11)	$0.01	$(0.11)	$(1.80)